Filed by Federated Index Trust

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1943

                                    Subject Company:  Mason Street Funds, Inc.
                                                 Commission File No. 811-07961

    [FEDERATED LOGO OMITTED]                                      Press Release


Federated Investors' Mutual Fund to Acquire $200 Million in Equity Assets from Mason Street Fund

(Pittsburgh, Pa., December 14, 2005) - Federated Investors, Inc. (NYSE: FII), one of the nation's largest investment managers, announced today that a definitive agreement was reached among Federated Investors, Inc., Northwestern Mutual and Mason Street Advisors, LLC, a wholly-owned company of Northwestern Mutual. The agreement relates to the proposed acquisition of approximately $200 million in mutual fund assets by Federated Mid-Cap Index Fund from Mason Street Index 400 Stock Fund. The financial terms of the definitive agreement were not disclosed. The announcement was made by J. Christopher Donahue, president and CEO of Federated Investors.

The boards of directors of the Federated funds and the Mason Street funds unanimously approved the planned transaction, which is now subject to the approval of Mason Street fund shareholders. It is anticipated that the Mason Street fund shareholder meeting to approve these transactions will be held in March 2006.

"Federated's Mid-Cap Index Fund is an excellent option for our Index 400 shareholders," said Mark Doll, president of Mason Street Funds. "The Federated Mid-Cap Index Fund has the same investment objective, solid history of investment performance and lower expenses than our Mason Street Index 400 Stock Fund, all of which will be available to our shareholders."

"Acquisitions like this one with Mason Street enable Federated to grow our assets under management and allow Mason Street shareholders to leverage Federated's investment expertise, competitive performance and product breadth," Donahue said.

A proxy related to the transaction will be filed with the U. S. Securities and Exchange Commission on or before Dec. 30, 2005.

The deal represents Federated's fourth acquisition of stock or bond fund assets in the last two years. Additionally, Federated acquired the $19.3 billion cash management business of Alliance Capital Management L.P. during Q1 and Q2 2005.

Federated Investors, Inc. is one of the largest investment managers in the United States, managing more than $207 billion in assets as of Sept. 30, 2005. With 138 mutual funds, various separately managed accounts and closed-end funds, Federated provides comprehensive investment management to nearly 5,600 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.
Federated ranks in the top two percent of money market fund managers in the industry and the top six percent of both fixed-income and equity fund managers.(1) For more information, visit FederatedInvestors.com.

Mason Street Advisors, LLC, a wholly-owned company of Northwestern Mutual, is a federally registered investment adviser, providing investment management services to corporate, charitable and retirement accounts and mutual funds. Mason Street Advisors manages over $71 billion in assets and provides investment advisory services to Northwestern Mutual, the Northwestern Mutual Series Fund and affiliates. As of Sept. 30, 2005, the Mason Street Funds had $1.9 billion in assets. For more information on the Mason Street Family of Funds, please visit www.masonstreetfunds.com.

Northwestern Mutual, the nation's leading provider of individual life insurance according to the American Council of Life Insurers, has always received the highest possible ratings for financial strength from Standard & Poor's, Moody's, Fitch and A. M. Best. In addition to life insurance, the company, its subsidiaries and affiliates are also providers of annuities, mutual funds, long-term care insurance and disability income insurance. These products and services are distributed through the Northwestern Mutual Financial Network and its financial representatives nationwide. For more information, please visit www.nmfn.com.





1 Strategic Insight, Aug. 31, 2005. Based on assets under management in open-end funds.

For more complete information about Federated Funds, please visit FederatedInvestors.com for prospectuses. For more complete information about Mason Street Funds, please visit www.masonstreetfunds.com. You should consider the fund's investment objectives, risks, charges and expenses carefully before you invest. Information about these and other important subjects is in the fund's prospectus, which you should read carefully before investing.

Past   performance  is  no  guarantee  of  future  results.   For  current  fund
performance, visit the Products section of FederatedInvestors.com.

Mutual funds are subject to risks and fluctuate in value.

Separately   Managed  Accounts  are  available  through   Federated   Investment
Counseling, a registered investment advisor.

Federated Securities Corp. is the distributor of Federated Funds.

Northwestern  Mutual  Investment  Services,  LLC is  distributor of Mason Street
Funds.




Certain statements in this press release, such as those related to future asset growth, constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Federated, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability of Federated to grow assets through future alliances and the risk factors discussed in Federated's annual and quarterly reports as filed with the Securities and Exchange Commission. Many of these factors may be more likely to occur as a result of the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements.

Federated Mid-Cap Index Fund, a portfolio of Federated Index Trust (ICA No. 811-6061) ("Federated"), together with Mason Street Funds, Inc. ("Mason Street"), will file a proxy statement/prospectus and other relevant documents, concerning the planned transitions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSITION, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSITION AND RELATED MATTERS. Investors will be able to obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated, when effective, will be available free of charge at 1-800-341-7400. Documents filed with the SEC by Mason Street will be available free of charge, when effective, at 1-888-627-6678 or www.masonstreetfunds.com.




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Contacts:
FII MEDIA                   FII ANALYSTS              NORTHWESTERN MUTUAL MEDIA
Meghan McAndrew             Ray Hanley                Jean Towell
(412) 288-8103              (412) 288-1920            (800) 323-7033
mmcandrew@federatedinv.com  rhanley@federatedinv.com  jeantowell@northwesternmutual.com
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